FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

December 15, 2023

Via EDGAR

Cara Lubitz

Marc Thomas

Office of Finance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Morningstar, Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Response dated November 9, 2023 File No. 000-51280

Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company” or “Morningstar”), we are writing in response to the comments contained in the comment letter dated November 17, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with the response of the Company.

Due to the commercially sensitive nature of certain information contained in this response, this letter is also a request for confidential treatment of the bracketed portions of this response (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83.

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93

1.	We note from your response that you have chosen Adjusted Operating Income as the reported measure of profit or loss for your segments. Please (i) provide us with a list of all measures of profit or loss at the product area level that are provided to the CODM; (ii) describe each of these measures; (iii) tell us the frequency with which they are provided; and (iv) tell us how you concluded that Adjusted Operating Income was the measure required to be disclosed under ASC 280-10-50-28. As examples only, your most recent response references operating profit (page 3), and page 13 of your response dated May 31, 2023 references operating income before central cost allocations, EBITDA including central cost allocations, EBITDA excluding central cost allocations, operating income, and operating margin.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Response:

The Chief Operating Decision Maker (“CODM”), Kunal Kapoor (Morningstar Chief Executive Officer), assesses business performance primarily through review of the Monthly Financial Book. The Monthly Financial Book is prepared by the Finance team and focuses on the performance of the Company at the consolidated level as well as revenue by its seven business components. Additionally, the Monthly Financial Book details various financial performance metrics of the Company’s operating segments (described below). Supplemental to the Monthly Financial Book, Quarterly Business Review (“QBR”) reports are prepared by the product area managers (previously defined in the Company’s response to the SEC comment letter dated June 15, 2023 as “Segment Managers”) with support from the Finance team and presented to the CODM on a periodic basis, which varies by business component. Additional discussion of the Monthly Financial Book and QBR reports follows:

Monthly Financial Book

The Monthly Financial Book is provided to the CODM and the Executive Leadership team on a monthly basis and presents information for the CODM to assess performance and make resource allocation decisions for the Company. While the majority of the Monthly Financial Book focuses on consolidated Company results and revenue reporting on a consolidated and disaggregated basis, the Company also presents various profitability measures at the segment level. Specifically, for the months prior to September 2023, the Monthly Financial Books included the following profitability measures for each of the Company’s seven business components, shown as an amount favorable/(unfavorable) compared to budget:

•	Operating Income[1] before allocations[2]

•	Operating Income after allocations

•	Operating Income margin (after allocations)

•	EBITDA[3] margin (after allocations)

1 The Company defines Operating Income as revenue less the following operating expenses: cost of revenue, sales and marketing, general and administrative, and depreciation and amortization. The only incremental costs to arrive at net income are interest expense, realized gains and losses on sale of investments or equity method investments, other income (loss), equity in investments of unconsolidated entities, and income tax amounts.

2 [***]

3 The Company defines EBITDA as consolidated earnings before interest, taxes, depreciation, and amortization. For the presentation of this metric at the product area level, this metric would be consistent with operating income except for the exclusion of depreciation and amortization.

2

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

As part of the reassessment of ASC 280, Segment Reporting (“ASC 280”), the Company revised its Monthly Financial Book in September of 2023. In response to the change to reporting under multiple segments, the Company was thoughtful as to which metrics would best allow the CODM to assess business performance and make resource allocation decisions across the segments. The Company has historically presented Adjusted Operating Income as a non-GAAP measure of financial performance on a consolidated basis within its earnings releases and Management’s Discussion and Analysis included in the Company’s periodic reports under the Securities Exchange Act. Adjusted Operating Income is defined as operating income4, excluding intangible amortization expense, all mergers and acquisitions (M&A)-related expenses (including M&A-related earn-outs), and items related to the significant reduction and shift of the Company’s operations in China. As Morningstar has made certain large-scale acquisitions in recent years, the Company is of the view that it needs to understand and assess the monthly performance of the business excluding acquired intangible amortization and other M&A-related costs, which can be substantial and may range from pre-acquisition due diligence costs to post-closing system and process integration activities, which are not reflective of the core business operations. In addition, the reduction and shift of operations out of China resulted in significant costs that the Company determined were not representative of ongoing business activities and had the potential to cloud the true expense profile of the Company for investors.

4 At the segment level, this is operating income after allocations.

3

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Management notes that Adjusted Operating Income (as currently defined) for each of the Company’s seven business components as well as on a consolidated basis was not historically included in the Monthly Financial Book. Instead, the profitability measures bulleted above were included, shown as an amount favorable/(unfavorable) compared to budget.

To align with our segment reporting reassessment and highlight Adjusted Operating Income as the chosen segment profitability measure, the September 2023 Monthly Financial Book was updated to present only the following profitability measures at the segment level:

•	Adjusted Segment Operating Income[5] and respective Segment Adjusted Operating Income Margin

•	Adjusted Segment EBITDA[6] and respective Adjusted Segment EBITDA Margin

The above two measures are the only measures presented consistently at the segment level within the Monthly Financial Book from and after September 2023. [***]. As the Company settles into its new segment reporting structure, additional changes to the Monthly Financial Book may be considered, as needed, to support enhanced management and monitoring of the business.

QBR Reports

The QBR reports are presented by the Segment Managers to the CODM on a monthly or quarterly basis. There is variability in the meeting and reporting frequency. In addition, the content, both financial and non-financial, of each QBR report varies by business component based on the specific items the Segment Managers deem important for a given meeting. Given the varying frequency and content of the information presented in the QBR reports, they are not regularly reviewed by the CODM and are considered supplemental to the Monthly Financial Book.

5 The Company defines Adjusted Segment Operating Income as Operating Income plus: intangible amortization expense, M&A-related expenses (including M&A-related earnouts), and costs associated with the significant reduction and shift of the Company's operations in Shenzhen, China (including severance and personnel expenses, transformation costs, and asset impairment costs).

6 Adjusted Segment EBITDA presented by the Company at the segment level is calculated as Adjusted Operating Income, excluding depreciation expense.

4

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

The list below includes the types of profitability metrics (including margins) that may be included within individual business component QBR reports from quarter to quarter:

•	Operating income pre-allocations

•	Operating income after-allocations

•	Adjusted operating income

•	EBITDA before corporate allocation

•	EBITDA after corporate allocation

Similar to the Monthly Financial Book, the Company is updating the QBR reports to consistently present Adjusted Operating Income on a prospective basis, and notes that, despite this update, the variability of the information provided and frequency of preparation will continue. In contrast to the QBR reports, the Monthly Financial Book is regularly reviewed, consistent month-to-month, and is the main source of data used by the CODM to measure business performance and allocate resources.

Conclusion on measure of profit or loss for segments

In deciding which measure of segment profit or loss to disclose, the Company considered the guidance in ASC 280-10-50-28, which states:

“If the chief operating decision maker uses only one measure of a segment’s profit or loss and only one measure of a segment’s assets in assessing segment performance and deciding how to allocate resources, segment profit or loss and assets shall be reported at those measures. If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity’s consolidated financial statements.”

In considering the guidance above, the Company reviewed the metrics presented in both the Monthly Financial Book to determine the appropriate measure to disclose as the segment measure of profit or loss.

The Company has deemed the appropriate measure of segment profit or loss to disclose should be driven by the Monthly Financial Book since it is (1) regularly reviewed, (2) consistent and comparable from month-to-month, and (3) is the primary source of data used by the CODM to measure business performance and allocate resources. As such, this financial data is directly consistent with the guidance in ASC 280-10-50-1(b), “operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance”.

5

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

As more than one segment measure of profit or loss was historically presented within the Monthly Financial Book (i.e., Adjusted Operating Income and Adjusted EBITDA), the Company considered various factors in deciding which metric was most in line with ASC 280. As a starting point, the Company notes Adjusted Operating Income has been the metric historically presented as part of the Company’s consolidated earnings releases and Management’s Discussion and Analysis included in the Company’s periodic reports under the Securities Exchange Act. Since the Company began presenting Adjusted Operating Income in 2018, its investors and shareholders have come to rely on and track this metric in their evaluation of the Company’s performance. The Company also notes that several of its peer group present “adjusted” metrics, so its presentation of Adjusted Operating Income supports greater comparability across its competitors.

Importantly, Adjusted Operating Income is more levered than Adjusted EBITDA as it includes all allocated costs, inclusive of depreciation expense, and therefore, most consistent with the corresponding amounts and principles used in the Company’s consolidated financial statements, and is most quantitatively similar to net income as reported on a consolidated financial statement basis. To illustrate this point, the Company’s total segment Adjusted Operating Income and total segment Adjusted EBITDA for the three months ended September 30, 2023 was [***] and [***], respectively. Similarly, total segment Adjusted Operating Income and total segment Adjusted EBITDA for the nine months ended September 30, 2023 was [***] and [***], respectively. Adjusted EBITDA excludes depreciation and is therefore further from net income than Adjusted Operating Income.

6

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Therefore, the Company concluded that Adjusted Operating Income is the segment measure of profit or loss required to be disclosed under ASC 280-10-50-28. Refer to the table below for a summary of conclusions reached:

Segment Profitability Metric Presented beginning with September 30, 2023	CODM Package	Frequency of CODM review	Three months ended September 30, 2023 (in millions)	Nine months ended September 30, 2023 (in millions)	Evaluation of consistency with consolidated financial statements (net income)
Adjusted Segment Operating Income	Financial Book & QBR	Monthly – Financial Book Quarterly - QBRs	[***]	[***]	Adjusted Segment Operating Income is the most consistent with net income of the consolidated financial statements, which was $39.1 million and $67.7 million for the three and nine months ended September 30, 2023, respectively. Adjusted Operating Income is most levered as it includes all allocated costs, inclusive of depreciation expense.
Adjusted Segment EBITDA	Financial Book	Monthly – Financial Book	[***]	[***]
Operating income pre-allocations	QBR	Quarterly – QBR	[***]	[***]
Operating income after-allocations	QBR	Periodically - QBR	Various performance metrics reviewed periodically by the CODM. More specifically the presentation within the QBR is at the discretion of the Segment Manager. Historically, only certain Segment Managers have included these metrics and not consistently each quarter. Accordingly, they were not evaluated for consistency with the consolidated financial statements for purposes of presenting as the presented measure of profit or loss for segments.
EBITDA before corporate allocation	QBR	Periodically - QBR
EBITDA after corporate allocation	QBR	Periodically - QBR

7

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

2.	We note that page 4 of your response says the CODM will use Adjusted Operating Income to make decisions to allocate resources and assess performance of segments. Please clarify whether Adjusted Operating Income at the product area level was used by the CODM during the quarter ended September 30, 2023 and in prior periods, or whether this is a measure that has not historically been used but will be used going forward.

Response:

As discussed in the response to Question 1 above, Adjusted Operating Income was not presented to the CODM at the product area level in prior periods. Adjusted Operating Income was added to the September 30, 2023 Monthly Financial Book at the reportable segment level and will be included prospectively.

3.	We continue to evaluate your response, including the qualitative factors considered in your aggregation analysis, and may have further comments. However, in consideration of your aggregation conclusion, please provide us with the underlying historical financial and other data you considered in concluding that the aggregated segments have similar economic characteristics under ASC 280-10-50-11. As part of your response, please provide quantitative data for revenues and the measures of segment profitability you considered, by year, for each operating segment.

4.	We note from your response that you project that Morningstar Sustainalytics’ current margin is below that of Enterprise and PitchBook, however, you project it will achieve similar long-term margins. Similarly, you project margin convergence for the three operating segments in Asset and Index Solutions. Please clarify whether and how you considered and determined actual margins achieved, in addition to the ability to achieve similar long-term margins, when evaluating your segments for aggregation. Please also provide us with quantitative details regarding (i) actual historical individual (not aggregated) segment revenues and margins; (ii) assumptions underlying your projections for margin convergence among different businesses, as well as when you expect such convergence to actually occur, and (iii) whether the segments you aggregated are expected to have similar long-term sales trends and the assumptions underlying your sales projections.

8

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Response:

The following response applies to Questions 3 and 4 in the Comment Letter. [***]7

Data and Analytics Segment

Based on its strategy, current operating plans, and forecasts, the Company expects the business components in Data and Analytics to exhibit margin convergence over time. As described in prior responses, all three business components within this reportable segment are qualitatively similar and economically similar as the operating model is highly leverageable as scale is achieved. Data and Analytics business components are all centered around software platforms giving access to investor data and, once upfront investments to build data sets and platforms are made, incremental licenses can be sold with minimal marginal costs. [***].

7 [***]

9

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Data & Analytics

[***]

[***]	[***]

[***]8

[***].

8 [***]

10

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Upon its founding in 2007, PitchBook invested heavily in data sets, product development, and customer acquisition, which continues today. For example, in 2022, PitchBook acquired Leveraged Commentary and Data for $650 million, enabling PitchBook to expand its platform offering to include private debt market news and data, attract new users, and expand existing customer relationships, all driving revenue growth. In addition to this acquisition, the Company has also been investing organically to enhance the product offering and expand its subscriber base. As shared in its presentation at its annual shareholders’ meeting on May 12, 2023, the Company has made organic investments exceeding $40 million over 2021 and 2022. [***].

Compared to the other business components in the Data and Analytics segment, Sustainalytics is at the earliest stage in its life cycle, as its core ESG Risk Rating product was not launched until 2018. As a result, it has not yet enjoyed the same economies of scale and has not yet reached target profitability. Shortly after its acquisition in 2020, the Company began making investments to develop new data sets and platforms, as well as sales and marketing capabilities. As shared in its presentation at its annual shareholders’ meeting on May 12, 2023, the Company has made organic investments in the range of $30-40 million over 2021 and 2022, primarily to develop its proprietary climate and impact data sets and build sales and marketing teams. In 2022, the Company also made an acquisition of approximately $7 million to support its climate data initiative. As expected, Sustainalytics’ revenue is growing rapidly as revenues more than doubled in 2021 and grew by over 30% in 2022. [***].

11

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

[***].

Asset and Index Solutions Segment

The Company also expects margin convergence in the Asset and Index Solutions segment. As the Company has addressed in prior responses, Morningstar Retirement (Retirement), Morningstar Indexes (Indexes), and Morningstar Wealth (Wealth) are qualitatively similar for several reasons and economically similar, centered around the business model of generating revenue by charging basis points on assets under management and advisement (AUMA). [***].

12

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

The close correlation between market performance and revenue growth for these asset-based business components is relevant for economic similarity and emphasizes that revenue trends tend to follow market cycles as the AUMA upon which basis points are charged for fees go up or down. [***].

[***]

13

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

[***]	[***]

[***]	[***]

As shown in the tables and charts below, the profitability of these business components was more consistent in previous years (e.g., 2017-2019), even while Indexes and Wealth were not operating with optimum scale. Indexes and Wealth were pursuing different strategies at that time, which did not support paths to maximize their full revenue and profit potentials. [***].

This contrasts with Retirement, which was launched in 2000 and is the most mature business component in the Asset and Index Solutions segment. [***].

14

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

[***]

[***]	[***]

[***].

As shared in its presentation at its annual shareholders’ meeting on May 12, 2023, the Company made organic investments in the range of $30-40 million for Wealth over 2021 and 2022. These investments have refocused the business from customized investment solutions with an emphasis on larger institutional clients to a platform model that serves as a conduit to client assets and channels these assets into Morningstar managed portfolios [***]. Meanwhile, the 2022 acquisition of Praemium’s international business for $44.9 million brought similar platform capabilities outside the U.S., [***].

15

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Analyzing Wealth competitors with similar platform models reveals a clear link between AUMA and profitability. For example, AssetMark’s Adjusted EBITDA margin was 24% in 2018, based on AUMA of $44 billion, and 32% by 2022, as AUMA had risen to $84 billion. [***].

In Indexes, the situation is similar. As shared in its presentation at its annual shareholder meeting on May 12, 2023, the Company made organic investments in the range of $10-20 million for Indexes over 2021 and 2022. The Company has been building teams and capabilities to create new investible products. In addition, the Company invested heavily in a proprietary index calculation engine for its products to reduce reliance on outside providers and acquired Moorgate Benchmarks (a European-based provider of index design, calculation, and administration) [***] in 2022 to enhance these capabilities. The Company also increased the size and scale of the global sales team to serve market needs. [***]9

[***].

9 [***]

16

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

5.	Please provide us with your analysis of how aggregation of your operating segments is consistent with the objective and basic principles of ASC 280. Refer to ASC 280-10-50-11.

Response:

ASC 280-10-50-11 requires the aggregation of operating segments to be consistent with the objectives and basic principles of segment reporting outlined in ASC 280-10-10-1, which are intended to assist financial statement users better understand an entity’s different types of business activities, the different economic environments in which it operates, its performance, its prospects for future net cash flows, and to make more informed judgments about the entity as a whole.

The Company respectfully refers you to additional information provided in this letter response and its comment letter response dated November 9, 2023 for discussion related to the qualitative similarity of its operating segments as it pertains to the nature of products and services, production processes, customers, distribution methods, and regulatory environments. The Company believes an investor would obtain the same level of information relating to its business activities and economic environments in which it operates by understanding the operating segments – as aggregated into Data and Analytics, Asset and Index Solutions, and Credit Ratings and Solutions – as the aggregated operating segments are similar in each of these factors. Additional information to facilitate a user’s understanding of the business and its performance would not be obtained from a disaggregated view of the operating segments.

Given that for the nine months ended September 30, 2023, the Data and Analytics reportable segment was comprised of [***] and the Credit Ratings and Solutions segment was almost entirely comprised of transaction-based revenue, the Company believes any movements in the financial performance of the underlying business components to be similar. For example, the Data and Analytics components exhibit consistent movement and trends in revenues and profitability based on their leverage models, because once the initial data sets are assembled and the platform/software has been built, the marginal cost of adding other licensed users and updating data is low. Additionally, as it relates to the Asset and Index Solutions reportable segment, the financial performance for all three components of this reportable segment moves in line with the overall market. Asset gains and losses are correlated directly to market movements, which will cause revenue to fluctuate, exhibiting stronger financial performance (revenue and profit) as markets rise and weaker performance as they fall.

17

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

[***]. Therefore, the Company does not believe disaggregation of the reportable segments would provide additional useful information to investors. Increasing the prominence of the individual operating segments would detract from an understanding of the Company’s view of the material drivers of its business, which is aligned with the three reportable segments and the way the Company drives strategy for each segment.

Finally, as part of its revised ASC 280 assessment, the Company made changes to the way it provides information to investors through its presentation materials, and respectfully refer you to the Current Report on Form 8-K dated November 9, 2023, which furnished a Supplemental Presentation Update. This investor presentation presents information to investors under the new reportable segments and describes product areas and representative products of those reportable segments. The Company believes sharing information with investors in this manner, along with the financial information disclosed by segment in its financial statements, allows financial statement users to make informed judgments about the Company as a whole.

In conclusion, the Company believes the aggregation of our operating segments is consistent with the objective and basic principles of ASC 280.

****

If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky
Jason Dubinsky
Chief Financial Officer

18

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Appendix

[***]

[***]

[***]

19

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

[***]

[***]

[***]

20

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

[***]	[***]

[***]	[***]

[***]	[***]

[***]	[***]

[***]	[***]

21